FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2003

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-   Lund Gold Ltd. News Release Dated November 24, 2003,

-   Lund Gold Ltd. BC FORM 53-901F, Material Change Report, Dated November 24, 2003,

-   Lund Gold Ltd. Notice of Special and Annual General Meeting,

-   Information Circular, Schedules B and C, Proxy and Return Card For the Year Ended June 30, 2003 (Audited Financial Statements for the Year Ended June 30, 2003, EDGAR Filed Under the Companies Form 20F Annual Report Form on November 17, 2003),

-   Interim Financial Statements for the Period Ended September 30, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

 (Registrant)

Date:

December 2, 2003

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

December 2, 2003

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

November 24, 2003	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

SAMPLING RETURNS BONANZA GRADE GOLD

Lund Gold Ltd. (“Lund”), is pleased to report results from the Phase I exploration program at its Aldebarán Property in Brazil.  Lund and its joint venture partner, Goldmarca Ltd., have an exclusive option to jointly acquire up to a 100% interest in the Aldebarán Property, a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be drill tested.

The Phase I program was comprised of hand-trenching, prospecting, rock sampling, geologic mapping, mobile metal ion (“MMI”) geochemical sampling and induced polarization (“IP”) geophysical surveying.

A total of 115 rock, saprolite and laterite samples were collected from limited exposures at various target areas within the previously identified 30 square kilometre gold-in-soil geochemical anomaly.  Of that total, 41 samples returned greater than 300 ppb gold, 21 returned greater than 500 ppb gold and 13 returned results in excess of 1,000 ppb ( 1 g/t) gold.  The most significant results were obtained from rock and saprolite exposed in a series of shallow trenches at North Baixao Creek within silica, sericite and clay altered felsic volcanics displaying quartz veinlets along multiple orientations.  This sampling area is centrally located within the minimum six kilometre long alteration zone within the gold-in-soil geochemical anomaly.  One trench returned a weighted average of 2.36 g/t gold from five samples across 5.2 metres.  A composite chip sample from an adjacent trench returned a value of 114.2 g/t gold over 1.0 metre.  Samples near the 114.2 g/t gold result returned values ranging from 270 ppb gold to 7.2 g/t gold suggesting the preferred structural vein orientation and confirming Bonanza grade results are possible within this target zone.  Additional trenching and sampling will be carried out on this area during the Phase II exploration program.

All fieldwork was carried out under the supervision of Lund’s field staff and all assaying was carried out by Lakefield Geosol in Belo Horizonte, Brazil.  All results in excess of 1,000 ppb gold will be re-assayed and sent for check analysis.  The foregoing results have been verified by Douglas Turnbull, P.Geo.

Lund’s IP geophysical survey was comprised of eight lines with 400-metre separation totaling 22.5 kilometres.  Preliminary results from this survey indicate the presence of three distinct geophysical anomalies.  These anomalies display differing geophysical characteristics and occur within different areas of the surveyed area.   The three anomalies will be priority drill targets and will be further refined by additional IP geophysical surveying with in-fill lines, line extensions and greater depth evaluation during the Phase II exploration program.

Results from the MMI sampling program are still pending and are expected in early December.  Once available, these results will be compiled with all previous data to finalize priority drilling targets in the Phase II exploration program.

Lund is also pleased to report that it has, subject to regulatory approval, arranged a non-brokered private placement of 1,000,000 units at a price of $0.65 per unit to fund Lund’s next phase of work on the Aldebarán Property.  Each unit will consist of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of Lund for a period of two years at a price of $0.75 during the first year and thereafter at a price of $1.00 per share.  Lund has agreed to pay Canaccord Capital Corp. (“Canaccord”) a finder’s fee of 9%  and issue Canaccord a broker’s warrant entitling the purchase for a period of two years of up to 25% of the number of units placed by it at a price of $0.75 during the first year and thereafter at a price of $1.00 per share.  Lund has also agreed to pay a finder’s fee of 10%, payable in cash or in securities of Lund, in respect of the balance of the placement.

For more information, please call Jeff Sundar at 877-694-1900 or David Scott at 604-331-8772.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 24, 2003

Item 3.

Press Release

November 24, 2003, Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has received results from the Phase I exploration program at its Aldebarán Property in Brazil. The Issuer has also, subject to regulatory approval, arranged a non-brokered private placement of 1,000,000 units at a price of $0.65 per unit to fund its next phase of work on the Aldebarán Property.  Each unit will consist of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Issuer for a period of two years at a price of $0.75 during the first year and thereafter at a price of $1.00 per share.

Item 5.

Full Description of Material Change

The Issuer has received results from the Phase I exploration program at its Aldebarán Property in Brazil.  The Issuer and its joint venture partner, Goldmarca Ltd., have an exclusive option to jointly acquire up to a 100% interest in the Aldebarán Property, a newly discovered 10,000 hectare epithermal gold exploration project which is yet to be drill tested.

The Phase I program was comprised of hand-trenching, prospecting, rock sampling, geologic mapping, mobile metal ion (“MMI”) geochemical sampling and induced polarization (“IP”) geophysical surveying.

A total of 115 rock, saprolite and laterite samples were collected from limited exposures at various target areas within the previously identified 30 square kilometre gold-in-soil geochemical anomaly.  Of that total, 41 samples returned greater than 300 ppb gold, 21 returned greater than 500 ppb gold and 13 returned results in excess of 1,000 ppb ( 1 g/t) gold.  The most significant results were obtained from rock and saprolite exposed in a series of shallow trenches at North Baixao Creek within silica, sericite and clay altered felsic volcanics displaying quartz veinlets along multiple orientations.  This sampling area is centrally located within the minimum six kilometre long alteration zone within the gold-in-soil geochemical anomaly.  One trench returned a weighted average of 2.36 g/t gold from five samples across 5.2 metres.  A composite chip sample from an adjacent trench returned a value of 114.2 g/t gold over 1.0 metre.  Samples near the 114.2 g/t gold result returned values ranging from 270 ppb gold to 7.2 g/t gold suggesting the preferred structural vein orientation and confirming Bonanza grade results are possible within this target zone.  Additional trenching and sampling will be carried out on this area during the Phase II exploration program.

All fieldwork was carried out under the supervision of the Issuer’s field staff and all assaying was carried out by Lakefield Geosol in Belo Horizonte, Brazil.  All results in excess of 1,000 ppb gold will be re-assayed and sent for check analysis.  The foregoing results have been verified by Douglas Turnbull, P.Geo.

The Issuer’s IP geophysical survey was comprised of eight lines with 400-metre separation totaling 22.5 kilometres.  Preliminary results from this survey indicate the presence of three distinct geophysical anomalies.  These anomalies display differing geophysical characteristics and occur within different areas of the surveyed area.   The three anomalies will be priority drill targets and will be further refined by additional IP geophysical surveying with in-fill lines, line extensions and greater depth evaluation during the Phase II exploration program.

Results from the MMI sampling program are still pending and are expected in early December.  Once available, these results will be compiled with all previous data to finalize priority drilling targets in the Phase II exploration program.

The Issuer has also, subject to regulatory approval, arranged a non-brokered private placement of 1,000,000 units at a price of $0.65 per unit to fund the Issuer’s next phase of work on the Aldebarán Property.  Each unit will consist of one share and one half share purchase warrant, every full warrant entitling the purchase of one additional share of the Issuer for a period of two years at a price of $0.75 during the first year and thereafter at a price of $1.00 per share. The Issuer has agreed to pay Canaccord Capital Corp. (“Canaccord”) a finder’s fee of 9%  and issue Canaccord a broker’s warrant entitling the purchase for a period of two years of up to 25% of the number of units placed by it at a price of $0.75 during the first year and thereafter at a price of $1.00 per share. The Issuer has also agreed to pay a finder’s fee of 10%, payable in cash or in securities of the Issuer, in respect of the balance of the placement.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 25th day of November, 2003.

LUND GOLD LTD.

By:

Signed “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND GOLD LTD.

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

NOTICE OF SPECIAL AND ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the special and annual general meeting of the members of LUND GOLD LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on December 10, 2003, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended June 30, 2003.

2.

To ratify and approve the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year.

3.

To authorize the directors to fix the remuneration to be paid to the auditor.

4.

To fix the number of directors at five (5).

5.

To elect directors for the ensuing year.

6.

To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this Notice.

7.

To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 31st day of  October, 2003.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek, President

LUND GOLD LTD.
(the “Company”)
Suite 2000 – 1055 West Hastings Street
Vancouver, British Columbia  V6E 2E9

INFORMATION CIRCULAR

(As at October 31, 2003, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of  LUND GOLD LTD. (the "Company") for use at the special and annual general meeting of the Company to be held on December 10, 2003 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder.  The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the “shareholder”) on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be received by mail or fax by the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Fax: 866-249-7775 or outside North America Fax: 416-263-9524) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to Computershare Trust Company of Canada, at the address or fax number as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 200,000,000 common shares without par value, of which 7,672,949 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held.  Holders of common shares of record at the close of business on October 31, 2003 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee.  Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
ABDULLAH M. BASODAN(1) Jeddah, Saudi Arabia Director	Economist; formerly President of Nimir Petroleum Company, an oil company from 1991 to 2000	Since 1998	360,000 shares
MARK BROWN Vancouver, British Columbia Director	Chartered Accountant; President of Pacific Opportunity Capital Ltd.	Since September 2003	Nil shares
CHET IDZISZEK Vancouver, British Columbia President and Director	Geologist; President of Adrian Resources Ltd.	Since 1997	315,000 shares
KEN MORGAN(1) Vancouver, British Columbia Chief Financial Officer and Director	Chartered Accountant; President of Strategem Capital Corporation	Since September 2003	357,500 shares
JAMES G. STEWART Vancouver, British Columbia Secretary and Director	Barrister and Solicitor; General Counsel for Adrian Resources Ltd.	Since 1998	100,000 shares(3)

(1)

Member of the audit committee.

(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.  Unless otherwise indicated, such shares are held directly.

(3)

These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (“the Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at June 30, 2003 and the other four most highly compensated executive officers of the Company as at June 30, 2003 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensa-tion ($)	Securities Under Option/ SAR's granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion (3) ($)
Chet Idziszek President and Chief Executive Officer	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
James G. Stewart Corporate Secretary	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil $9,050 $55,000

(1)

Fiscal years ended June 30, 2003, 2002 and 2001.

(2)

Indicates options granted in each of the fiscal periods shown.

(3)

Indicates legal fees paid to Mr. Stewart.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer(s) during the most recently completed financial year other than the options set out below.

Option/Stock Appreciation Rights (“SAR”) Grants During the
Most Recently Completed Financial Year

During the most recently completed financial year, there were no stock options granted or otherwise to each of the Named Executive Officers, directors or officers of the Company.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Chet Idziszek	Nil	Nil	Nil/Nil	Nil
James G. Stewart	Nil	Nil	Nil/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relates solely to stock options.

(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2003, less the exercise price of in-the-money stock options.

(5)

All such options are currently exercisable.

Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officers.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that Directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

The Company did not grant stock options to the Directors during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Directors did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise(1) (#)	Aggregate Value Realized (2) ($)	Unexercised Options/SAR's at Fiscal Year-End (#)(3) Exercisable/ Unexercisable(5)	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (3)(4) ($) Exercisable/ Unexercisable(5)
Abdullah M. Basodan	Nil	Nil	10,000/Nil	Nil
J. Douglas Brown	Nil	Nil	10,000/Nil	Nil
Jeffrey Cocks (6)	Nil	Nil	10,000/Nil	Nil
David Mallo(6)	Nil	Nil	2,500/Nil	Nil

(1)

Number of common shares of the Company acquired on the exercise of stock options.

(2)

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

(3)

The figure relate solely to stock options  and have been adjusted to take into account the Company’s consolidation of share capital that occurred subsequent to June 30, 2003.

(4)

The closing price of common shares of the Company on the TSX Venture Exchange on June 30, 2003 was less than the exercise price of the stock options.

(5)

All such options are currently exercisable.

(6)

Messrs. Cocks and Mallo both resigned as directors subsequent to June 30, 2003; Kenneth W. Morgan and Mark Brown were appointed as directors subsequent to June 30, 2003.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the most recently completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the directors or senior officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a)

Change of Auditors and Remuneration of Auditors

On June 29, 2003, PricewaterhouseCoopers LLP, Chartered Accountants of Vancouver. B.C. (the “Former Auditors”) resigned as auditors of the Company and Davidson & Company, Chartered Accountants of Vancouver, B.C. (the “Successor Auditors”) agreed to act as the Company’s auditor effective immediately.  A copy of the Notice of Change of Auditors, letter from the Former Auditors and letter from the Successor Auditors (attached hereto as Schedule “A”) form part of this Information Circular.

Members will be asked to approve the following ordinary resolution:

“RESOLVED, as an ordinary resolution, that the change of the Company’s auditors from PricewaterhouseCoopers LLP, Chartered Accountants, to Davidson & Company, Chartered Accountants, as auditors of the Company for the ensuing year, at a remuneration to be fixed by the directors of the Company, be ratified and approved.”

Unless otherwise instructed, the form of proxy given pursuant to this solicitation will be voted for the appointment of Davidson & Company, Chartered Accountants, as auditors of the Company, to hold office until the close of the next Annual General Meeting of the Company, at a remuneration to be fixed by the directors of the Company.

ALL PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ELECTION OF DAVIDSON & COMPANY, CHARTERED ACCOUNTANTS, AS AUDITORS FOR THE ENSUING YEAR UNLESS THE PROXIES ARE DIRECTED TO BE WITHHELD ON THE VOTING FOR AUDITORS.

(b)

Stock Options

During the next year, the Company may grant additional stock options pursuant to its existing Incentive Stock Option Plan (the “Plan”), subject to all necessary regulatory approvals.  Under the current policy of the TSX Venture Exchange (the "Exchange"), member approval of the Plan is required on an annual basis. Exchange policy also requires that  any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”).  Therefore, the members will be asked at the Meeting to approve the Plan for another year and the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture

(c)

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a  material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 31st day of October, 2003.

BY ORDER OF THE BOARD

Signed “Chet Idziszek” Chet Idziszek, President and Chief Executive Officer	Signed “James G. Stewart” James G. Stewart, Secretary

SCHEDULE “A”

LUND GOLD LTD.

Suite 2000 - 1055 West Hastings Street,Vancouver, B.C. V6E 2E9  Tel. (604) 331-8772 * Fax (604) 331-8773

NOTICE

NATIONAL POLICY STATEMENT NUMBER 31

TO:

Alberta Securities Commission and

British Columbia Securities Commission

The Auditors of the Company have been the firm of PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants of Vancouver, British Columbia.

PWC and the Company mutually agreed that PWC would cease to be the Auditors of the Company. PWC resigned as the Auditors effective June 29, 2003, and Davidson & Company, Chartered Accountants, were appointed by the Directors of the Company as the new Auditors of the Company commencing June 29, 2003.

The proposal to appoint Davidson & Company, Chartered Accountants, as the new Auditors for the Company was approved by the Company’s Audit Committee.

There have been no reservations in any of the Auditors’ Reports on the Company’s financial statements for the fiscal years ended June 30, 2002 and June 30, 2001, or for any period subsequent to the last completed fiscal year and there have been no reportable events.

The Reporting Package, consisting of a copy of this Notice and copies of the letters from the former Auditors and the successor Auditors, indicating their agreement with the information contained in this Notice, has been reviewed by the Directors of the Company and the Audit Committee.

DATED at Vancouver, British Columbia, this 15th day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”

Chet Idziszek

President

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

October 21, 2003

British Columbia Securities Commission

Alberta Securities Commission

Subject:

Lund Gold Ltd. (formerly Lund Ventures Ltd.)

Dear Sirs:

Pursuant to Paragraph 4.7 of National Policy No. 31, we hereby confirm our agreement with the information contained in the Notice sent to us by the above-noted company dated October 15, 2003. This confirmation is based on our knowledge of the information at this date.

Yours very truly,

“PricewaterhouseCoopers LLP”

Chartered Accountants

Davidson & Company

Chartered Accountants

A Partnership of Incorporated Professionals

October 20, 2003

British Columbia Securities Commission

PO Box 10142, Pacific Centre

12th Floor, 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Alberta Securities Commission

10025 Jasper Avenue, 20th Floor

Edmonton, Alberta

T5J 3Z5

Dear Sirs:

Re:

LUND GOLD LTD. (the "Company")

Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated October 15, 2003, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

“DAVIDSON & COMPANY”

DAVIDSON & COMPANY

Chartered Accountants

cc:  TSX Venture Exchange

A Member of SC INTERNATIONAL

1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia

1-800-373-6393.

INCORPORATED AS PART OF: Schedule A X Schedule BC
ISSUER DETAILS:
NAME OF ISSUER:	FOR THE YEAR ENDED	DATE OF REPORT YYYY/MM/DD
Lund Gold Ltd. (formerly Lund Ventures Ltd.)	June 30, 2003	2003/11/07

ISSUER’S ADDRESS
Suite 2000 – 1055 West Hastings Street
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6E 2E9	(604) 331-8773	(604 331-9882

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.
James G. Sewart	Director	(604) 331-8772

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Jstewart@mine-tech.com	www.lundgold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY/MM/DD
“Chet Idziszek”	Chet Idziszek	203/11/07

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY/MM/DD
“James G. Stewart”	James G. Stewart	2003/11/07

SCHEDULE B

SUPPLEMENTARY INFORMATION

LUND GOLD LTD. (FORMERLY LUND VENTURES LTD.)

FOR THE YEAR ENDED JUNE 30, 2003

DEFERRED RESOURCE PROPERTY EXPENDITURES

See notes to financial statements – Note 3

RELATED PARTY TRANSACTIONS

See notes to financial statements – Note 8

SECURITIES  ISSUED DURING THE YEAR ENDED JUNE 30, 2003

Date	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission Paid

No shares were issued during the year ended June 30, 2003.

Effective July 10, 2003, the Company consolidated its issued share capital on a 2 old for 1 new basis.  The authorized share capital remained unchanged.  As a result of the share consolidation, the Company’s issued share capital decreased from 5,630,280 to 2,815,140 shares.  The decrease has been reflected as a change in share capital just prior to June 30, 2003.  Option and warrant information has also been updated to give effect to the share consolidation.

OPTIONS GRANTED DURING THE YEAR ENDED JUNE 30, 2003

No options were granted during the year ended June 30, 2003.

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	2,815,140	$7,494,876

OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2003

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	10,500	$1.50	October 21, 2003
Options	20,000	$1.50	November 3, 2003
Options	3,500	$1.50	February 15, 2004
Options	20,000	$3.80	June 1, 2004

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT

JUNE 30, 2003

Number of Shares
Escrow	Nil

LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 7, 2003

DR. ABDULLAH BASODAN

DOUGLAS BROWN

MARK BROWN

CHET IDZISZEK - PRESIDENT

KEN MORGAN

JAMES G. STEWART - SECRETARY

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND GOLD LTD. (FORMERLY LUND VENTURES LTD.)

(the “Company”)

FOR THE YEAR ENDED JUNE 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended June 30, 2003 should be read in conjunction with the financial statements of the Company and related notes included therein.  The Company's  financial statements are in Canadian dollars and are prepared in accordance with Canadian GAAP.

Operating Results

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property is an exploratory search for minerals.  During the fiscal year ended June 30, 2003, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  As a result, the Company's future activities may be affected in varying degrees by Brazil's political stability and government regulation, all of which are beyond the control of the Company.

Fiscal Year Ended June 30, 2003 Compared to Fiscal Year Ended June 30, 2002

During the fiscal year ended June 30, 2003, the Company recorded interest income of $672, a foreign exchange gain of $83 and a write-off of resource property of $7,500.  During the fiscal year ended June 30, 2002, the Company recorded interest income of $999 and a foreign exchange gain of $1,700.

Expenses for the fiscal year ended June 30, 2003 were $177,916, up from $97,539 for the fiscal year ended June 30, 2002.  This increase is primarily due to increased filing fees and legal fees as a result of the Company’s plan of reactivation.  Filing fees for the fiscal year ended June 30, 2003 increased to $16,683 from $6,782 for the fiscal year ended June 30, 2002.  During the fiscal year ended June 30, 2003, legal fees increased to $60,774 from $9,718 for the fiscal year ended June 30, 2002.

The net loss for the fiscal year ended June 30, 2003 was $184,661 or $0.07 per share as compared with a net loss for the fiscal year ended June 30, 2002 of $57,828 or $0.02 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations).  Loss per share have been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.  The Company also expects to incur a net operating loss for the fiscal year ending June 30, 2004.

Fiscal Year Ended June 30, 2002 Compared to Fiscal Year Ended June 30, 2001

During the fiscal year ended June 30, 2002, the Company recorded interest income of $999 and a foreign exchange gain of $1,700.  During the fiscal year ended June 30, 2001, the Company recorded interest income of $3,298 and a foreign exchange gain of $3,652.

Expenses for the fiscal year ended June 30, 2002 were $97,539, down from $197,195 for the fiscal year ended June 30, 2001.  This decrease is primarily due to decreased consulting fees, legal fees, office costs, rent and wages as a result of the Company’s decreased business activities.  Consulting fees for the fiscal year ended June 30, 2002 decreased to nil from $3,500 for the fiscal year ended June 30, 2001.  During the fiscal year ended June 30, 2002, legal fees decreased to $9,718 from $47,508 for the fiscal year ended June 30, 2001.  Office costs fell to $4,448 in the fiscal year ended June 30, 2002 from $13,720 in the fiscal year ended June 30, 2001.  Rent and wages for the fiscal year ended June 30, 2002 decreased to $23,096 and $14,865 from $31,075 and $45,985, respectively, for the fiscal year ended June 30, 2001.

The net loss for the fiscal year ended June 30, 2002 was $57,828 or $0.02 per share (following a reversal of the provision of $37,012 in liabilities arising from discontinued operations) as compared with a net loss for the fiscal year ended June 30, 2001 of $190,245 or $0.07 per share.  Earnings per share have been restated to give effect to the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.

Fiscal Year Ended June 30, 2001 Compared to Fiscal Year Ended June 30, 2000

During the fiscal year ended June 30, 2001, the Company recorded interest income of $3,298 and a foreign exchange gain of $3,652.  During the fiscal year ended June 30, 2000, the Company recorded interest income of $24,282 and a foreign exchange loss of $5,797.

Expenses for the fiscal year ended June 30, 2001 were $197,195, down from $348,118 for the fiscal year ended June 30, 2000.  This decrease is primarily due to decreased consulting fees, legal fees, office costs, travel and public relations costs and wages as a result of the Company’s decreased business activities.  Consulting fees for the fiscal year ended June 30, 2001 decreased to $3,500 from $40,100 for the fiscal year ended June 30, 2000.  During the fiscal year ended June 30, 2001, legal fees decreased to $47,508 from $65,533 for the fiscal year ended June 30, 2000.  Office costs fell to $13,720 in the fiscal year ended June 30, 2001 from $58,607 in the fiscal year ended June 30, 2000.  Travel and public relations costs and wages for the fiscal year ended June 30, 2001 decreased to $3,290 and $45,985 from $21,541 and $61,035, respectively, for the fiscal year ended June 30, 2000 due to the cessation of active mineral exploration activity by the Company.

During the fiscal year ended June 30, 2001, the Company did not record any write-offs of resource properties, but recorded a write-off of resource properties of $453,235 during the fiscal year ended June 30, 2000.

The net loss for the fiscal year ended June 30, 2001 was $190,245 or $0.07 per share as compared with a net loss for the fiscal year ended June 30, 2000 of $782,869 or $0.28 per share.  Earnings per share have been restated to give effect to the five for one share consolidation carried out in the fiscal year ended June 30, 2001 and the two for one share consolidation carried out subsequent to the fiscal year ended June 30, 2003.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s activities, which consist of acquiring and exploring its resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not own or have any interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.

The Company’s exploration activities have been funded through the sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to participate in the exploration of its Aldebarán Property.  The Company has not carried out debt financing, nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Resource properties which were written down in the years ended June 30, 2003 and June 30, 2000 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision is made.

While the Company has been successful in raising the necessary funds to finance its business activities to date, there can be no assurance that it will be able to continue to do so.  Based on its existing working capital deficiency ($125,061 as at June 30, 2003), the Company will require additional financing during the upcoming fiscal year.  If such funds are not available or cannot be obtained, the Company will be forced to curtail its business activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of its exploration programs on the Aldebarán Property.

June 30, 2003 Compared to June 30, 2002

At June 30, 2003, the Company’s current assets totaled $112,335 compared to $58,640 at June 30, 2002.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities increased to $237,396 from $10,936 as a result of the Company’s plan of reactivation.  As a result, the Company’s working capital deficiency was $125,061 at June 30, 2003 as compared with working capital of $47,704 at June 30, 2002.  As at June 30, 2003 and June 30, 2002, the Company had no long-term debt.

At June 30, 2003, the Company had total assets of $225,826 as compared with $85,527 at June 30, 2002.  This decrease is due principally to general and administrative expenses incurred.

Share capital as at both June 30, 2003 and June 30, 2002 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2003 was due to general and administrative expenses of $177,916.  The Company’s largest cash outflow in the fiscal year ended June 30, 2002 was due to general and administrative expenses of $97,539.

The most significant contribution to working capital in the year ended June 30, 2003 was provided by share subscriptions received in advance of $98,500.  The most significant contribution to working capital in the year ended June 30, 2002 was provided by interest income of $999.

June 30, 2002 Compared to June 30, 2001

At June 30, 2002, the Company’s current assets totaled $58,640 compared to $178,839 at June 30, 2001.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities decreased to $10,936 from $71,567 as a result of the elimination of the Company’s provision for liabilities of discontinued operations.  As a result, working capital was $47,704 at June 30, 2002 as compared with working capital of $107,272 at June 30, 2001.  As a June 30, 2002 and June 30, 2001, the Company had no long-term debt.

At June 30, 2002, the Company had total assets of $85,527 as compared with $203,986 at June 30, 2001.  This decrease is due principally to general and administrative expenses incurred.

Share capital as at both June 30, 2002 and June 30, 2001 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2002 was general and administrative expenses of $97,539.  The Company’s largest cash outflow in the fiscal year ended June 30, 2001 was general and administrative expenses of $197,195.

The most significant contribution to working capital in the year ended June 30, 2002 was provided by interest income of $999.  The most significant contribution to working capital in the year ended June 30, 2001 was provided by interest income of $3,298.

June 30, 2001 Compared to June 30, 2000

At June 30, 2001 the Company’s current assets totaled $178,839 compared to $355,644 at June 30, 2000.  The decrease is primarily attributable to general and administrative expenses.  During the same period, current liabilities increased slightly to $71,567 from $65,719.  As a result, working capital was $107,272 at June 30, 2001 as compared with working capital of $289,925 at June 30, 2000.  As at June 30, 2001 and June 30, 2000, the Company had no long-term debt.

At June 30, 2001, the Company had total assets of $203,986 as compared with $388,383 at June 30, 2000.  This decrease is due primarily to general and administrative expenses incurred.

Share capital as at both June 30, 2001 and June 30, 2000 was $7,494,876.

The Company’s largest cash outflow in the fiscal year ended June 30, 2001 was general and administrative expenses of $197,195.  The Company’s largest cash outflow in the fiscal year ended June 30, 2000 was resource property expenditures of $453,235.

The most significant contribution to working capital in the year ended June 30, 2001 was provided by interest income of $3,298.  The most significant contribution to working capital in the year ended June 30, 2000 was provided by interest income of $24,282.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described in Note 14 to the Company’s consolidated financial statements.

Outlook

In the near term, the Company plans to continue its exploration activities on its Aldebarán Property.  Based on its existing working capital, the Company requires additional financing during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Aldebarán Property during the fiscal year ending June 30, 2004.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration properties.  The Aldebarán Property is not in production and, therefore, does not produce any income.

BY ORDER OF THE BOARD OF DIRECTORS OF

LUND GOLD LTD.

“Chet  Idziszek”

Chet Idziszek

Chairman of the Board and Chief Executive Officer

PROXY

SPECIAL AND ANNUAL GENERAL MEETING

OF MEMBERS OF

LUND GOLD LTD. (the "Company")

TO BE HELD AT:

Suite 2000 – 1055 West Hastings Street

Vancouver, British Columbia, CANADA

ON WEDNESDAY,  DECEMBER 10, 2003, AT 10:00 AM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing, ______________________________(print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of Davidson & Company as Auditors of the Company		N/A
2.	To authorize the Directors to fix the Auditors’ remuneration			N/A
3.	To determine the number of Directors at five (5)			N/A
4.	To elect as Director, Abdullah M. Basodan		N/A
5.	To elect as Director, Mark Brown		N/A
6.	To elect as Director, Chet Idziszek		N/A
7.	To elect as Director, Ken Morgan		N/A
8.	To elect as Director, James G. Stewart		N/A
9.	To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this proxy			N/A
10.	To transact such other business as may properly come before the Meeting			N/A

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

_______________________________________

Please Print Name:

_______________________________________

Date:

_______________________________________

Number of Shares
Represented by Proxy:      _______________________________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.

A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada

Proxy Department, 100 University Avenue, 9th Floor,

Toronto, ON  M5J 2Y1

Fax:  Within North America: (866) 249-7775 or Outside North America: (416) 263-9524

LUND GOLD LTD.

(the "Company")  CUSIP NO. 550367106

TO:

Registered and Non-Registered Shareholders of the Company

RE:

REQUEST FOR INTERIM FINANCIAL STATEMENTS

National Policy Statement 54-102 of the Canadian Securities Administrators, Interim Financial Statements and Report Exemption, provides shareholders with the opportunity to elect annually to have their names added to an issuer’s Supplemental Mailing List in order to receive interim financial statements of the Company.  If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and return this form by mail or fax to:

LUND GOLD LTD.

Suite 2000, 1055 West Hastings Street

Vancouver, British Columbia, V6E 2E9

[Fax #604-331-8773]

The undersigned certifies to be the owner of securities of Lund Gold Ltd.  and requests to be placed on the Company=s Supplemental Mailing List in order to receive the Company=s interim financial statements.

DATED: _____________________, 2003

NAME:
(please print)
ADDRESS:

Signature

Name and Title of Person signing, if different from name above

NOTE:

As the supplemental list will be updated each year, a Request for Interim Financial Statements will be required annually in order to remain on the list.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia

1-800-373-6393.

INCORPORATED AS PART OF: Schedule A X Schedule BC
ISSUER DETAILS:
NAME OF ISSUER:	FOR THE YEAR ENDED	DATE OF REPORT YYYY/MM/DD
Lund Gold Ltd. (formerly Lund Ventures Ltd.)	September 30, 2003	2003/11/28

ISSUER’S ADDRESS
Suite 2000 – 1055 West Hastings Street
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6E 2E9	(604) 331-8773	(604) 331-8772

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.
James G. Sewart	Director	(604) 331-8772

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Jstewart@mine-tech.com	www.lundgold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY/MM/DD
“Chet Idziszek”	Chet Idziszek	203/11/28

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY/MM/DD
“James G. Stewart”	James G. Stewart	2003/11/28

SCHEDULE B

SUPPLEMENTARY INFORMATION

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

DEFERRED RESOURCE PROPERTY EXPENDITURES

See notes to financial statements – Note 4

BREAKDOWN OF TRAVEL AND PROMOTION

Expenses	$ 2,563
Internet	3,466
Investor relations consultants	21,700
Investor responses	3,856
Mailing	706
Print & broadcast media	1,000
Printing	1,457
Rent	4,800
$ 39,548

RELATED PARTY TRANSACTIONS

See notes to financial statements – Note 6

SECURITIES  ISSUED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2003

See notes to financial statements – Note 5

OPTIONS GRANTED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2003

Date of Grant	Optionee	Type of Option	Number of Shares	Exercise Price	Expiry Date

08-Sep-03	Chet Idziszek	Director	87,000	$0.52	08-Sep-08
08-Sep-03	James G. Stewart	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Abdullah Basodan	Director	69,000	$0.52	08-Sep-08
08-Sep-03	Ken Morgan	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Mark Brown	Director	59,000	$0.52	08-Sep-08
08-Sep-03	Jose Lenzi	Consultant	100,000	$0.52	08-Sep-08
08-Sep-03	David Mallo	Director	52,500	$0.52	08-Sep-08
08-Sep-03	Jeff Sundar	Consultant	63,000	$0.52	08-Sep-08
08-Sep-03	Scott Steeds	Consultant	45,000	$0.52	08-Sep-08
08-Sep-03	David Scott	Consultant	45,000	$0.52	08-Sep-08
08-Sep-03	Sandra Hjerpe	Employee	10,000	$0.52	08-Sep-08
08-Sep-03	Elizabeth Anderson	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Roswitha Davidson	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Elvie Valenzuela	Employee	10,500	$0.52	08-Sep-08
08-Sep-03	Naomi Corrigan	Employee	10,000	$0.52	08-Sep-08
08-Sep-03	Brett Riekert	Consultant	30,000	$0.52	08-Sep-08
08-Sep-03	J. Douglas Brown	Director	10,000	$0.52	08-Sep-08

12-Sep-03	Chet Idziszek	Director	21,500	$0.65	12-Sep-08

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2003

			Issued
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	200,000,000	7,522,949	$7,913,257

OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2003

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	730,000	$0.52	September 8, 2008
Options	21,500	$0.65	September 12, 2008
Warrants	1,235,000	$0.15	July 10, 2005
Warrants	2,498,000	$0.15	August 1, 2005
Warrants - Agents	625,000	$0.20	August 1, 2005
Warrants	215,000	$0.25	September 10, 2005

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS AS AT

SEPTEMBER 30, 2003

Number of Shares
Escrow	Nil

LIST OF DIRECTORS AND OFFICERS AS AT NOVEMBER 28, 2003

DR. ABDULLAH BASODAN

DOUGLAS BROWN

MARK BROWN

CHET IDZISZEK - PRESIDENT

KEN MORGAN

JAMES G. STEWART - SECRETARY

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND GOLD LTD. (FORMERLY LUND VENTURES LTD.)

(the “Company”)

MANAGEMENT'S DISCUSSION FOR

THE THREE MONTHS ENDED SEPTEMBER 30, 2003

The Company is in the business of the acquisition, exploration, exploration management and sale of resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  At that stage, the Company’s operations would, to some extent, be dependent on the prevailing market prices for any of the products produced by such operations.

During the period, the common shares of the Company resumed trading through the facilities of the TSX Venture Exchange as a result of the Company completing its plan of reactivation.  The plan of reactivation was comprised of three parts: a consolidation and name change; financing; and a property acquisition.

During the period, the Company’s share capital was consolidated on a one for two basis, its authorized capital increased to 200,000,000 common shares without par value and its name changed from Lund Ventures Ltd. to Lund Gold Ltd.

During the period, the Company completed a non-brokered private placement of 1,235,000 units at a price of $0.10 per unit.  Each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.15 per share until July 10, 2005. The Company also arranged a debt financing of $200,000 in order meet TSX tier maintenance requirements and resume trading.  As part of this debt financing, the Company issued 400,000 post-consolidated common shares at a deemed price of $0.10 as a bonus to the lender.

During the period, the Company’s agreement dated May 5, 2003 with Hydromet Technologies Limited (now Goldmarca Limited) and Global Consultoria Mineral Ltda. respecting the Aldebarán Property received regulatory approval.

During the period, but following the completion of its plan of reactivation, the Company also completed a non-brokered private placement of 2,500,000 units at a price of $0.10 per unit.  Each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.15 per share until August 1, 2005. The Company also completed a non-brokered private placement of 215,000 units at a price of $0.20 per unit.  Each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.25 per share until September 10, 2005.

OPERATIONS AND FINANCIAL CONDITION

At September 30, 2003, the Company had total assets of $333,915 as compared with $225,826 at June 30, 2003.  This increase is due to the sale of share capital during the period.  At September 30, 2003, the Company had a working capital deficiency of $72,236, down from working capital deficiency of $125,061 at June 30, 2003.   The Company's largest expenditure in the three month period ended September 30, 2003 was investment in resource properties of $131,160.  During the three month period ended September 30, 2002, the Company’s largest cash outflow was general and administrative expenses of $18,342.

During the three month period ended September 30, 2003, the Company recorded interest income of $1,079.  During the three month period ended September 30, 2002, the Company recorded interest income of $23 and a foreign exchange gain of $229.

Expenses for the three month period ended September 30, 2003 were $249,363, up from $18,342 for the three month period ended September 30, 2002 due principally to stock based compensation, interest and bank charges and travel and promotion.  The largest expense item for the three month period ended September 30, 2003 was stock based compensation of $108,351.  During the three month period ended September 30, 2003, the Company paid or accrued a total of $23,550 to parties not at arm’s length to the Company.  These payments were comprised of consulting fees of $5,000, legal fees of $13,750 and promotion costs of $4,800 paid or accrued to companies with directors in common. The net loss for the three month period ended September 30, 2003 was $234,534 or $0.04 per share as compared with a net loss for the three month period ended September 30, 2002 of $18,090, or $0.01 per share.

CAPITAL STOCK

During the period, the Company issued:

1.

1,235,000 units at a price of $0.10 per unit; each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.15 per share until July 10, 2005;

2.

400,000 post-consolidated common shares at a deemed price of $0.10 as a loan bonus to the lender;

3.

2,500,000 units at a price of $0.10 per unit; each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.15 per share until August 1, 2005;

4.

215,000 units at a price of $0.20 per unit; each unit is comprised of one post-consolidated common share of the Company and one warrant entitling the purchase of an additional post-consolidated common share of the Company at a price of $0.25 per share until September 10, 2005

5.

2,000 shares pursuant to the exercise of warrants to generate proceeds of $300; and

6.

200,000 shares having a value of $20,000 as part of the cost of acquisition of the Aldebarán Property and 155,809 shares valued at $15,581 as a finder’s fee in connection with the acquisition of the Aldebarán Property.

LIQUIDITY AND CAPITAL RESOURCES

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing mineral properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern.  In the near term, the Company plans to continue its exploration activities on its Aldebarán Property. Based on its existing working capital, the Company expects to require additional financing for its Aldebarán Property during the upcoming fiscal year and has arranged a non-brokered unit private placement to generate gross proceeds of $650,000.  There can be no assurance, however, that the Company will be able to close such placement. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

At September 30, 2003, the Company had a working capital deficit of $72,236.  While the Company has arranged, subject to regulatory approval, the non-brokered unit private placement which management believes will be completed in a timely fashion and will be sufficient to meet the Company’s general and administrative expenses and minimum expenditure commitments on the Aldebarán Property for the coming year, there is no assurance that such approval can be obtained or that such financing will be completed.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  If the Company is to advance or develop the Aldebarán Property further, it will be necessary to obtain additional funding and while the Company has been successful in the past, there can be no assurance that it will be able to do so in the future.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on the Aldebarán Property.

INVESTOR RELATIONS ACTIVITIES

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees.  These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC   V7Y 1L2. Toll Free in British Columbia

1-800-373-6393.

INCORPORATED AS PART OF: X Schedule A Schedule BC
ISSUER DETAILS:
NAME OF ISSUER:	FOR THE YEAR ENDED	DATE OF REPORT YYYY/MM/DD
Lund Gold Ltd. (formerly Lund Ventures Ltd.)	September 30, 2003	2003/11/28

ISSUER’S ADDRESS
Suite 2000 – 1055 West Hastings Street
CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, BC	V6E 2E9	(604) 331-8773	(604) 331-8772

CONTACT PERSON	CONTACT’S POSITION	CONTACT TELEPHONE NO.
James G. Sewart	Director	(604) 331-8772

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
Jstewart@mine-tech.com	www.lundgold.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY/MM/DD
“Chet Idziszek”	Chet Idziszek	203/11/28

DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED YYYY/MM/DD
“James G. Stewart”	James G. Stewart	2003/11/28

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

FINANCIAL STATEMENTS

Three Months Ended September 30, 2003

(Unaudited – Prepared by Management)

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An exploration stage company)

Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	September 30, 2003	June 30, 2003

ASSETS

Current
Cash and cash equivalents	$ 76,808	$ 99,097
Receivables	12,636	9,381
Prepaid expenses and deposits	3,857	3,857
	93,301	112,335

Resource property	226,460	98,493
Fixed assets	14,154	14,998

	$ 333,915	$ 225,826

LIABILITIES & SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current
Accounts payable and accrued liabilities	$ 165,537	$ 237,396

Shareholders’ equity (deficiency)
Capital stock
Authorized
200,000,000 common shares without par value
Issued and outstanding
7,522,949 (June 30, 2003 – 2,815,140) common shares	7,913,257	7,494,876
Share subscriptions received in advance	-	98,500
Contributed surplus	137,351	29,000
Deficit	(7,882,230)	(7,633,946)

	168,378	(11,570)

	$ 333,915	$ 225,826

Nature of operations and going concern (Note 1)

Subsequent events (Note 13)

Approved by the Board

    “Chet Idziszek”          Director

               “James G. Stewart”         Director

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An exploration stage company)

Statements of Loss and Deficit

For the three months ended September 30

(expressed in Canadian dollars, unaudited)

	2003	2002

EXPENSES
Audit and accounting	$ 6,000	$ 3,500
Consulting fees	9,300	-
Depreciation	844	1,106
Filing fees	3,934	-
Interest and bank charges	43,193	53
Legal fees	13,750	-
Office	211	-
Rent	7,642	12,857
Shareholder information	1,207	-
Stock based compensation	108,351	-
Transfer fees	5,511	826
Travel and promotion	39,548	-
Wages	9,872	-
	249,363	18,342

OTHER – INCOME (EXPENSE)
Interest income	1,079	23
Foreign exchange gain	-	229
	1,079	252

Loss for the period	(248,284)	(18,090)

Deficit - Beginning of period	$ (7,633,946)	$ (7,449,285)

Deficit - End of period	$ (7,882,230)	$ (7,467,375)

Loss per share	$ (0.04)	$ (0.01)

LUND GOLD LTD.

(formerly Lund Ventures Ltd.)

(An exploration stage company)

Statements of Cash Flows

For the three months ended September 30

(expressed in Canadian dollars, unaudited)

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (248,284)	$ (18,090)
Item not affecting cash
Depreciation	844	1,106
Stock-based compensation	108,351	-
Change in non-cash working capital items
Prepaid expenses and deposits	-	12,858
Accounts receivable	(3,255)	(256)
Accounts payable and accrued liabilities	6,915	3,730
	(135,429)	(652)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	244,300	-

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(131,160)	-

Decrease in cash and cash equivalents	(22,289)	(652)

Cash and cash equivalents - Beginning of period	99,097	6,875

Cash and cash equivalents - End of period	$ 76,808	$ 6,223

Supplemental disclosure with respect to cash flows (Note 8)

1.

Nature of Operations and Going Concern

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  On May 28, 2001, the Company changes its name from Maracote International Resources Inc. to Lund Ventures Ltd. and consolidated its share capital on a 5 old shares for 1 new share basis.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

Effective July 10, 2003, the Company changed its name from Lund Ventures Ltd. to Lund Gold Ltd. and consolidated its share capital on a 2 old shares for 1 new basis (Note 5).  Also, on July 10, 2003, the TSX Venture Exchange (“TSX-V”) removed the Company’s inactive status.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and developments of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present of future values.

As at September 30, 2003, the Company has a working capital deficiency of $72,236.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on its resource properties.

These financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

Interim Unaudited Financial Statements

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the financial statements for the year ended June 30, 2003.

3.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Resource Property

Aldebaran Property, Brazil

Balance, June 30, 2003	$ 98,493

Acquisition	49,699
Assays	2,765
Camp prep and admin	14,120
Geology	12,185
Geophysics	31,105
Labour-wages	5,530
Land and Legal	7,764
Report and Mapping	12
Transportation and Travel	4,787
127,967

Balance, September 30, 2003	$ 226,460

5.

Capital Stock

Effective July 10, 2003, the Company consolidated its issued and authorized share capital on a 2 old for 1 new basis.  Immediately after the share consolidation, the Company’s authorized share capital was increased to 200,000,000 common shares without par value.  As a result of the share consolidation, the Company’s issued share capital decreased from 5,630,280 to 2,815,140 shares.  The decrease has been reflected retroactively as a change in share capital.  In addition, references to share capital and all prior loss per share information have been restated to give effect to the share consolidation.

	Number of Shares	Amount

Balance as at June 30, 2003	2,815,140	$ 7,494,876
Private placement (a)	1,235,000	123,500
Private placement (e)	2,500,000	176,000
Private placement (f)	215,000	43,000
Loan bonus	400,000	40,000
Resource property	355,809	35,581
Exercise of warrants	2,000	300
Balance as at September 30, 2003	7,522,949	$ 7,913,257

a)

On July 10, 2003, the Company completed the non-brokered private placement of 1,235,000 units at a price of $0.10 per unit for proceeds of $123,500.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 until July 10, 2005.  As of June 30, 2003, $98,500 of proceeds relating to this private placement had been received.

b)

On July 10, 2003, the Company arranged a bridge financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  This loan has since been repaid by the Company.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a price of $0.10 per share.

c)

On July 10, 2003, the Company issued 200,000 common shares at a value of $20,000 towards the acquisition of an interest in the Aldebaran resource property (Note 4).

d)

On July 10, 2003, the Company issued 155,809 common shares at a value of $15,581 as a finder’s fee relating to the Aldebaran resource property (Note 4).

e)

On August 1, 2003, the Company completed the non-brokered private placement with One Click Ventures Inc. of 2,500,000 units at a price of $0.10 per unit for net proceeds of $176,000 (net of share issue costs of $49,000 and $25,000 finders fee).  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.15 until August 1, 2005.  In connection with the private placement, the Company paid a finder’s fee to Canaccord Capital Corp. (“Canaccord”) of $25,000 and issued warrants entitling Canaccord the purchase of up to 625,000 shares of the Company at a price of $0.20 until August 1, 2005.

f)

On September 10, 2003, the Company completed a non-brokered private placement of 215,000 units at a price of $0.20 per unit for proceeds of $43,000.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.25 per share until September 10, 2005.

g)

In September 2003, the Company granted 730,000 stock options with an exercise price of $0.52 per share expiring September 8, 2008 and 21,500 stock options with an exercise price of $0.65 per share expiring September 12, 2003.  Included in stock options granted during the three months ended September 30, 2003 are 283,000 stock options granted to consultants and non-employees.  Total stock-based compensation for the fair value of stock options granted to consultants and non-employees recognized during the three months ended September 30, 2003 was $108,351.

The Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options.  Under this method, no compensation expense was recognized when the stock options were granted.  Had compensation been determined based on the fair value of the options, additional compensation expense would have been recorded as follows:

Loss for the period
Reported	$ (234,534)
Pro-forma	(417,758)

Basic and diluted loss per share
Reported	$ (0.04)
Pro-forma	(0.07)

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest	4%
Expected dividend yield	-
Expected stock price volatility	95.75%
Expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including expected stock price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

6.

Related Party Transactions

(a)

The Company incurred the following costs with companies related by way of common directors:

	2003	2002

Consulting fees	$ 5,000	$ -
Legal fees	13,750
Office and rent	-	12,857
Promotion	4,800	-

	$ 23,550	$ 12,857

(b)

Included in account payable at June 30, 2003 is $115,874 (June 30, 2003 - $142,628) due to a law firm controlled by a director and companies related by way of common directors.

(c)

On July 10, 2003, the Company arranged a bridge financing of $200,000 bearing interest at 24% per annum with a company related by way of common directors.  This loan has since been repaid by the Company.  In conjunction with this loan, the Company issued a loan bonus to the lender consisting of 400,000 common shares at a price of $0.10 per share.

7.

Segmented Information

The Company is in the business of exploring resource properties.  The Company’s current exploration activities are in the pre-production stage, consequently, the Company considers itself to be an exploration stage company.

The Company’s resource property is located in Brazil and all fixed assets are located in Canada.

8.

Supplemental Cash Flow Information

During the three months ended September 30, 2003, the Company conducted non-cash transactions as follows:

a)

The Company issued 400,000 common shares at a value of $40,000 as a loan bonus to a company related by way of directors in common.

b)

The Company issued a total of 355,809 common shares at a value of $35,581 pursuant to the Aldebaran property agreement.

c)

The Company issued 985,000 common shares pursuant to share subscriptions of $98,500 received during the year ended June 30, 2003.

9.

Subsequent Events

Subsequent to September 30, 2003, the Company issued 350,000 common shares for proceeds of $52,500 on the exercise of share purchase warrants.